Uranium One Inc.	Energy Metals Corporation
390 Bay Street, Suite 1610	Suite 1238, 200 Granville Street
Toronto, Ontario M5H 2Y2	Vancouver, British Columbia V6C 1S4

Trading Symbols:	SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)
EMC – Toronto Stock Exchange; EMU – NYSE Arca

NEWS RELEASE

July 6, 2007

Uranium One and Energy Metals Receive Advance Ruling Certificate from Canadian Commissioner of Competition

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – Uranium One Inc. (“Uranium One”) and Energy Metals Corporation (“EMC”) announced today that they have received an Advance Ruling Certificate (ARC) from the Commissioner of Competition under the Competition Act (Canada) in respect of the proposed acquisition of EMC by Uranium One.

Uranium One filed a submission with the Commissioner of Competition on June 22, 2007 in respect of the proposed acquisition and on July 4, 2007, the Commissioner of Competition issued an ARC which amounts to Canadian competition approval under the arrangement agreement and exempts Uranium One and EMC from the merger notification provisions of the Competition Act.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Canyon Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

About Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently development drilling the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Neal Froneman	Paul Matysek, M.Sc., P. Geo.
Chief Executive Officer	Chief Executive Officer
Uranium One Inc.	Energy Metals Corporation
Tel: + 27 83 628 0226	Tel: + 1 604 684-9007

Chris Sattler	William M. Sheriff, B.Sc.
Senior Vice President, Investor Relations	Chairman
Uranium One Inc.	Energy Metals Corporation
Tel: + 1 416 350-3657	Tel: + 1 972 333-2214

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information about Uranium One, please visit www.uranium1.com